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                                                                  EXHIBIT (A)(9)


           FOR IMMEDIATE RELEASE:  GENCOR WITHDRAWS ITS TENDER OFFER


December 3, 2003 Gencor Industries, Inc. announced today that it has terminated its self-tender offer and exchange offer for all of its outstanding shares of common stock. Gencor had commenced the offer on November 13, 2003 for a per share price of $2.00 in cash and a $1.00 subordinated 10% note. The board of directors now has determined that, to continue with the offer, would not be the best and most productive use of management's time and company resources.

Since the announcement of the offer, the market price of our shares has risen dramatically in part due to the actions of our primary market maker who has publicly objected to the offer. Management believes the current market price of our shares is not indicative of the fair value of our shares, as confirmed by our independent financial advisor. E. J. Elliott, the company's chief executive officer, stated: "We believe the offer, which had to be approved by a majority of the stockholders unaffiliated with management or the company, would have given stockholders liquidity and an opportunity to realize more value than the market has been historically providing to our common stock." The average closing price for the 270 days prior to the offer was $1.76 per share. The average closing price since the commencement of the offer has been $3.25 per share and as high as $3.40 per share, obviously higher than the offer price.

Gencor Industries is a diversified heavy machinery manufacturer for the production of highway construction materials, synthetic fuels and environmental control machinery and equipment used in a variety of applications.

This press release may contain forward-looking statements, including but not limited to, statements regarding the future prospects of the company and its stock. Such statements are subject to numerous risks and uncertainties, in addition to those discussed above, including but not limited to the continuing strength of the company's financial condition, and the company's ability to continue to generate positive operating results. Further, there are risks and uncertainties associated with the company's business and its industry generally, some of which are beyond the company's control and which include but are not limited to income from synthetic fuel tax credits, the health of the construction equipment market, global stability, our nation's mobilization efforts, changes in domestic and international economic conditions, government regulation, political uncertainty in international markets, cyclical demand for the company's products, availability and cost of raw materials, changes in the competitive environment, and other factors from time to time contained in the company's reports filed with the SEC.